Exhibit 99.1

Quhuo Limited to Hold Extraordinary General Meeting on October 8, 2025

BEIJING, September 8, 2025 — Quhuo Limited (“Quhuo” or the “Company”) (NASDAQ: QH), a leading gig economy platform focusing on local community-centered services in China, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 3rd Floor, Block A, Xin'anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing 100020, The People’s Republic of China on October 8, 2025 at 10:00 a.m., Beijing time (October 7, 2025, at 10:00 p.m., Eastern Time).

The proposals to be submitted for shareholders’ approval at the EGM include the following:

1.	by way of an ordinary resolution, to increase the Company’s authorized share capital FROM US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,993,703,370 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”) and (ii) 6,296,630 Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), TO US$10,000,000 divided into 100,000,000,000 shares comprising of (i) 80,000,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 19,993,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) (“Un-designated Shares”), by the creation of an additional 75,006,296,630 Class A Ordinary Shares and 19,993,703,370 Un-designated Shares (the “Increase of Authorized Share Capital”);

2.	by way of a special resolution, to amend the authorised share capital of the Company by the creation of a new class of shares, namely Class C ordinary shares, par value of US$0.0001 each (“Class C Ordinary Shares”), by the redesignation of 500,000,000 authorised but unissued Un-designated Shares as Class C Ordinary Shares on a one-for-one basis, each carrying voting power equivalent to 480 Class A Ordinary Shares (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares; (ii) 6,296,630 Class B Ordinary Shares; (iii) 500,000,000 Class C Ordinary Shares, and (iv) 19,493,703,370 Un-designated Shares;

3.	by way of a special resolution, subject to shareholders’ approval of the Increase of Authorized Share Capital and the Re-designation of Shares, to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association (the “Articles”) by the deletion in their entirety and to approve and adopt the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association, with immediate effect in substitution for and to the exclusion of the Articles currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Re-designation of Shares; and

4.	by way of a special resolution, subject to shareholders’ approval of the Increase of Authorized Share Capital and the Re-designation of Shares, to issue to LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu, the Chairman and Chief Executive Officer of the Company, 100,000,000 Class C Ordinary Shares at par value each, for an aggregate consideration of US$10,000.

The Board has fixed September 5, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend and vote at the EGM or any adjournment or postponement thereof. Holders of record of the Company’s Class A and Class B Ordinary Shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjournment or postponement thereof in person. The notice of the EGM and the form of proxy are expected to be first mailed to the Company’s shareholders on or about September 11, 2025.

About Quhuo

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local community-centered services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

For more information about Quhuo, please visit https://www.quhuo.cn/

For investor and media inquiries and further information, please contact:

Quhuo Limited

E-mail: ir@quhuo.cn